

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

Re: Viant Technology Inc.
Form 10-K for the Year Ended December 31, 2020
Filed March 23, 2021
File No. 001-40015

Dear Mr. Vanderhook:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lisa Harrington